Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management's discussion and analysis (“MD&A”) is dated May 2, 2018 and should be read in conjunction with the unaudited consolidated financial statements for the period ended March 31, 2018 and the audited consolidated financial statements for the year ended December 31, 2017 for a full understanding of the financial position and results of operations of Crescent Point Energy Corp. (the “Company” or “Crescent Point”).
The unaudited consolidated financial statements and comparative information for the period ended March 31, 2018 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), specifically International Accounting Standard ("IAS") 34, Interim Financial Reporting.
STRUCTURE OF THE BUSINESS
The principal undertaking of Crescent Point is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries. Amounts in this report are in Canadian dollars unless noted otherwise. References to “US$” are to United States (“U.S.”) dollars.
Results of Operations
Production

	Three months ended March 31
	2018	2017	% Change
Crude oil (bbls/d)	141,312	139,303	1
NGLs (bbls/d)	18,775	17,061	10
Natural gas (mcf/d)	109,983	101,791	8
Total (boe/d)	178,418	173,329	3
Crude oil and NGLs (%)	90	90	—
Natural gas (%)	10	10	—
Total (%)	100	100	—
Production increased by 3 percent to 178,418 boe/d in the three months ended March 31, 2018 from 173,329 boe/d in the same period in 2017, primarily due to increases in NGL and natural gas production. NGL and natural gas production increased by 10 percent and 8 percent, respectively, primarily due to the Company's successful capital development program, acquisitions and increased gas conservation, partially offset by natural declines and non-core dispositions. Crude oil production remained relatively consistent compared to the same period in 2017.
The Company's weighting to crude oil and NGLs remained consistent with the comparative period.
Exhibit 1

CRESCENT POINT ENERGY CORP.	1

The following is a summary of Crescent Point's production by area:

	Three months ended March 31
Production By Area (boe/d)	2018	2017	% Change
Williston Basin	101,795	101,985	—
Southwest Saskatchewan	41,827	44,452	(6)
Uinta Basin	21,820	12,891	69
Other	12,976	14,001	(7)
Total	178,418	173,329	3
In the three months ended March 31, 2018, the Company drilled 314 (260.6 net) wells, focused primarily in the Williston Basin, Southwest Saskatchewan and the Uinta Basin.
Exhibit 2

CRESCENT POINT ENERGY CORP.	2

Marketing and Prices

	Three months ended March 31
Average Selling Prices (1)	2018	2017	% Change
Crude oil ($/bbl)	67.17	59.05	14
NGLs ($/bbl)	33.71	25.18	34
Natural gas ($/mcf)	2.42	3.06	(21)
Total ($/boe)	58.24	51.73	13

(1)	The average selling prices reported are before realized derivatives and transportation.

	Three months ended March 31
Benchmark Pricing	2018	2017	% Change
Crude Oil Prices
WTI crude oil (US$/bbl) (1)	62.89	51.87	21
WTI crude oil (Cdn$/bbl)	79.51	68.61	16
Crude Oil Differential
LSB crude oil (Cdn$/bbl) (2)	(7.84)	(6.39)	23
WCS crude oil (Cdn$/bbl) (3)	(30.75)	(19.30)	59
Yellow wax crude oil (US$/bbl) (4)	(5.20)	(4.75)	9
Natural Gas Prices
AECO daily spot natural gas (Cdn$/mcf) (5)	2.08	2.70	(23)
AECO monthly index natural gas (Cdn$/mcf)	1.84	2.94	(37)
NYMEX natural gas (US$/mmbtu) (6)	2.98	3.31	(10)
Foreign Exchange Rate
Exchange rate (US$/Cdn$)	0.791	0.756	5

(1)	WTI refers to the West Texas Intermediate crude oil price.

(2)	LSB refers to the Light Sour Blend crude oil price.

(3)	WCS refers to the Western Canadian Select crude oil price.

(4)	Yellow wax crude oil differential is based on posted prices from a leading Salt Lake City refiner.

(5)	AECO refers to the Alberta Energy Company natural gas price.

(6)	NYMEX refers to the New York Mercantile Exchange natural gas price.
For the three months ended March 31, 2018, the Company's average selling price for crude oil increased 14 percent from the same period in 2017, primarily as a result of a 21 percent increase in the US$ WTI benchmark price, partially offset by a stronger Canadian dollar and a wider corporate oil price differential. Crescent Point's corporate oil differential relative to Cdn$ WTI for the first quarter of 2018 was $12.34 per bbl compared to $9.56 per bbl in the first quarter of 2017.
The Company’s corporate oil differential for the three months ended March 31, 2018 was impacted by a widening of LSB, WCS and Yellow wax crude oil differentials. In the three months ended March 31, 2018, the Cdn$ WTI - LSB differential discount widened to average $7.84 per bbl, a 23 percent increase from the same period in 2017. The Cdn$ WTI - WCS differential discount also widened to average $30.75 per bbl in the first quarter of 2018, a 59 percent increase from the first quarter of 2017. Light Sour Blend and Western Canadian Select differentials widened, in large part, due to pipeline apportionment related to capacity restrictions on the Keystone pipeline, primarily weakening heavy volume but also affecting light differentials. In the three months ended March 31, 2018, the WTI - Yellow wax differential discount widened to average US$5.20 per bbl, a 9 percent increase from the same period in 2017, due to increased production in the Uinta Basin and outages at Salt Lake City refineries.
A portion of the Company's production base in Southwest Saskatchewan, which is weighted to medium crude oil, is exposed to medium and heavy oil differentials and is typically sold at a premium to WCS prices. The Company's production base in the Uinta Basin, which exposes the Company to Yellow wax crude and Black wax crude oil differentials, is typically sold into the Salt Lake City refinery complex.
In the three months ended March 31, 2018, the Company's average selling price for NGLs increased 34 percent from $25.18 per bbl in the first quarter of 2017 to $33.71 per bbl. Average selling prices for NGLs were impacted by the strengthening of propane, butane and condensate prices resulting from the increases in crude oil prices and offshore propane exports.
The Company's average selling price for natural gas in the three months ended March 31, 2018 decreased 21 percent from $3.06 per mcf in the first quarter of 2017 to $2.42 per mcf, primarily as a result of the decrease in the AECO and NYMEX benchmark prices.

CRESCENT POINT ENERGY CORP.	3

Exhibit 3
Exhibit 4
Exhibit 5

CRESCENT POINT ENERGY CORP.	4

Exhibit 6
Derivatives
The following is a summary of the realized derivative gain (loss) on crude oil and natural gas derivative contracts:

	Three months ended March 31
($ millions, except volume amounts)	2018	2017	% Change
Average crude oil volumes hedged (bbls/d) (1)	72,278	55,205	31
Crude oil realized derivative gain (loss) (1)	(40.1)	8.7	(561)
per bbl	(3.15)	0.69	(557)
Average natural gas volumes hedged (GJ/d) (2)	40,000	45,500	(12)
Natural gas realized derivative gain	4.5	2.1	114
per mcf	0.46	0.23	100
Average barrels of oil equivalent hedged (boe/d) (1)	78,597	62,393	26
Total realized derivative gain (loss) (1)	(35.6)	10.8	(430)
per boe	(2.21)	0.69	(420)

(1)
The crude oil realized derivative gain (loss) for the three months ended March 31, 2017 includes realized derivative gains and losses on financial price differential contracts. The average crude oil volumes hedged and average barrels of oil equivalent hedged do not include the hedged volumes related to financial price differential contracts.

(2)	GJ/d is defined as gigajoules per day.
Management of cash flow variability is an integral component of Crescent Point's business strategy. Crescent Point regularly monitors changing business and market conditions and reviews such conditions with the Board of Directors to establish risk management guidelines used by management in carrying out the Company's strategic risk management program. Crescent Point proactively manages the risk exposure inherent in movements in the price of crude oil, natural gas and power, and fluctuations in the US/Cdn dollar exchange rate and interest rates through the use of derivatives with investment-grade counterparties.
The Company's crude oil and natural gas derivatives are referenced to WTI and the AECO monthly index, respectively, unless otherwise noted. Crescent Point utilizes a variety of derivatives, including swaps, collars and put options to protect against downward commodity price movements while providing the opportunity for some upside participation during periods of rising prices. For commodities, Crescent Point's risk management program allows for hedging a forward profile of 3½ years and up to 65 percent of net royalty interest production, unless otherwise approved by the Board of Directors.
With the ongoing volatility of price differentials between WTI and western Canadian crude prices, Crescent Point also hedges price differentials as a part of its risk management program. The Company uses a combination of financial derivatives and fixed differential physical contracts to hedge these price differentials. For price differential hedging, Crescent Point's risk management program allows for hedging a forward profile of 3½ years, and up to 35 percent net of royalty interest production. In addition, the Company can deliver crude oil through its various rail terminals to provide access to diversified markets and pricing. See Note 23 - "Financial Instruments and Derivatives" in the unaudited consolidated financial statements for the period ended March 31, 2018 for additional information on the Company's derivatives.
The Company recorded a total realized derivative loss of $35.6 million for the three months ended March 31, 2018, compared to a total realized derivative gain of $10.8 million in the same period in 2017.

CRESCENT POINT ENERGY CORP.	5

The Company's realized derivative loss for crude oil was $40.1 million for the three months ended March 31, 2018, compared to a realized derivative gain of $8.7 million in the same period in 2017. The realized derivative loss in 2018 was largely attributable to the increase in the Cdn$ WTI benchmark price, partially offset by the increase in the Company's average derivative crude oil price. During the three months ended March 31, 2018, the Company's average derivative crude oil price increased by 4 percent, or $3.00 per bbl, from $70.35 per bbl in 2017 to $73.35 per bbl in 2018.
Crescent Point's realized derivative gain for gas was $4.5 million for the three months ended March 31, 2018, compared to $2.1 million in the same period in 2017. The increased realized derivative gain in 2018 was largely attributable to the decrease in the AECO monthly index price, partially offset by the decreases in the Company's average derivative gas price and gas volumes hedged. During the three months ended March 31, 2018, the Company's average derivative gas price decreased by 9 percent, or $0.31 per GJ, from $3.32 per GJ in 2017 to $3.01 per GJ in 2018.
The Company has not designated any of its risk management activities as accounting hedges under IFRS 9, Financial Instruments and, accordingly, has recorded its derivatives at fair value with changes in fair value recorded in net income.
Exhibit 7
The following is a summary of the Company's unrealized derivative gains (losses):

	Three months ended March 31
($ millions)	2018	2017	% Change
Crude oil	(132.7)	106.5	(225)
Natural gas	(2.1)	12.3	(117)
Interest	(1.0)	(0.4)	150
Cross currency	100.3	(28.8)	(448)
Foreign exchange	0.5	(0.5)	(200)
Total unrealized derivative gains (losses)	(35.0)	89.1	(139)
The Company recognized a total unrealized derivative loss of $35.0 million for the three months ended March 31, 2018 compared to a total unrealized derivative gain of $89.1 million in the same period in 2017. The total unrealized derivative loss in the first quarter of 2018 was primarily due to a $132.7 million unrealized derivative loss on crude oil contracts compared to a $106.5 million unrealized derivative gain in 2017. The unrealized crude oil derivative loss in the first quarter of 2018 was primarily attributable to the increase in the Cdn$ WTI and US$ WTI forward benchmark price at March 31, 2018 compared to December 31, 2017, partially offset by the maturity of out-of-the-money contract months. The unrealized crude oil derivative gain in the first quarter of 2017 is primarily attributable to the decrease in the Cdn$ WTI forward benchmark price at March 31, 2017 as compared to December 31, 2016.
The total unrealized derivative loss in the first quarter of 2018 was partially offset by a $100.3 million gain on Cross Currency Swaps ("CCS") compared to an unrealized derivative loss of $28.8 million in 2017. The unrealized CCS derivative gain for the three months ended March 31, 2018 was primarily the result of a weaker forward Canadian dollar at March 31, 2018 compared to December 31, 2017. The unrealized CCS derivative loss for the three months ended March 31, 2017 was primarily the result of a stronger forward Canadian dollar at March 31, 2017 compared to December 31, 2016.

CRESCENT POINT ENERGY CORP.	6

Exhibit 8

(1)	Includes oil and gas contracts.
Oil and Gas Sales

	Three months ended March 31
($ millions) (1)	2018	2017	% Change
Crude oil sales	854.2	740.3	15
NGL sales	57.0	38.7	47
Natural gas sales	24.0	27.9	(14)
Total oil and gas sales	935.2	806.9	16

(1)	Oil and gas sales are reported before realized derivatives.
Crude oil sales increased 15 percent in the three months ended March 31, 2018, from $740.3 million in 2017 to $854.2 million in 2018, primarily due to the 14 percent increase in realized prices. The increase in realized prices was largely a result of the 16 percent increase in the Cdn$ WTI benchmark price as compared to the first quarter of 2017, partially offset by a wider corporate oil differential.
NGL sales increased 47 percent in the three months ended March 31, 2018 compared to the same period in 2017, primarily due to the 34 percent increase in realized NGL prices and the 10 percent increase in NGL production. Realized prices in 2018 were impacted by the strengthening of prices for propane, butane and condensate resulting from the increases in crude oil prices and offshore propane exports. The increased production in 2018 was primarily due to the Company's successful capital development program.
Natural gas sales decreased 14 percent in the three months ended March 31, 2018 compared to the same period in 2017, primarily due to the 21 percent decrease in realized natural gas prices, partially offset by the 8 percent increase in natural gas production. The decrease in the realized natural gas price was largely due to the decrease in the AECO daily benchmark price. The increased natural gas production was primarily due to the Company's successful capital development program.

CRESCENT POINT ENERGY CORP.	7

Exhibit 9
Royalties

	Three months ended March 31
($ millions, except % and per boe amounts)	2018	2017	% Change
Royalties	141.7	113.7	25
As a % of oil and gas sales	15	14	1
Per boe	8.82	7.29	21
Royalties increased 25 percent in the three months ended March 31, 2018 compared to the same period in 2017, largely due to the 16 percent increase in oil and gas sales and the 1 percent increase in royalties as a percentage of oil and gas sales. The increase in royalties as a percentage of sales was primarily a result of growing revenues in the United States which have higher associated royalty burdens.
Exhibit 10
Operating Expenses

	Three months ended March 31
($ millions, except per boe amounts)	2018	2017	% Change
Operating expenses	207.8	185.6	12
Per boe	12.94	11.89	9

CRESCENT POINT ENERGY CORP.	8

Operating expenses per boe increased 9 percent in the three months ended March 31, 2018 compared to the same period in 2017, primarily due to increases in Saskatchewan power rates and provincial sales tax, processing fees due to rate increases and trucking costs due to increased activity. Maintenance activity levels in 2018 also increased compared to 2017 in response to stronger commodity prices.
Operating expenses increased 12 percent in the three months ended March 31, 2018 compared to the same period in 2017, primarily due the increases noted above and higher production volumes.
Exhibit 11
Transportation Expenses

	Three months ended March 31
($ millions, except per boe amounts)	2018	2017	% Change
Transportation expenses	32.0	33.0	(3)
Per boe	1.99	2.12	(6)
Transportation expenses per boe decreased 6 percent in the three months ended March 31, 2018 compared to the same period in 2017. The decrease was primarily due to growing revenues in the United States which have lower associated transportation costs.
Transportation expenses decreased 3 percent in the three months ended March 31, 2018 compared to the same period in 2017, primarily due to the decrease in per boe transportation expenses as noted above, partially offset by higher production volumes.
Exhibit 12

CRESCENT POINT ENERGY CORP.	9

Netback

	Three months ended March 31
	2018	2017
	Total (2) ($/boe)	Total (2) ($/boe)	% Change
Average selling price	58.24	51.73	13
Royalties	(8.82)	(7.29)	21
Operating expenses	(12.94)	(11.89)	9
Transportation expenses	(1.99)	(2.12)	(6)
Netback prior to realized derivatives	34.49	30.43	13
Realized gain (loss) on derivatives	(2.21)	0.69	(420)
Netback (1)	32.28	31.12	4

(1)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

(2)	The dominant production category for the Company's properties is crude oil. These properties include associated natural gas and NGL volumes, therefore, the total netback has been presented.
The Company's netback for the three months ended March 31, 2018 increased 4 percent to $32.28 per boe from $31.12 per boe in the same period in 2017. The increase in the Company's netback was primarily the result of the increase in average selling price largely due to the increase in the Cdn$ WTI benchmark price and the decrease in transportation expenses, partially offset by the realized loss on derivatives and the increases in royalties and operating expenses.
Exhibit 13

CRESCENT POINT ENERGY CORP.	10

Exhibit 14
General and Administrative Expenses

	Three months ended March 31
($ millions, except per boe amounts)	2018	2017	% Change
General and administrative costs	36.4	33.1	10
Capitalized	(11.0)	(10.0)	10
Total general and administrative expenses	25.4	23.1	10
Transaction costs	(0.7)	(0.5)	40
General and administrative expenses	24.7	22.6	9
Per boe	1.54	1.45	6
General and administrative expenses increased 9 percent in the three months ended March 31, 2018 compared to the same period in 2017, primarily due to the increases in professional fees and insurance costs and the timing of overhead recoveries.
General and administrative expenses per boe increased 6 percent in the three months ended March 31, 2018 compared to the same period in 2017. The increase was due to the increase in general and administrative expenses as noted above, partially offset by the increase in production volumes.
Transaction costs incurred in the three months ended March 31, 2018 relate primarily to minor property acquisitions and dispositions. Refer to the Capital Acquisitions section in this MD&A for further information.
Exhibit 15

CRESCENT POINT ENERGY CORP.	11

Interest Expense

	Three months ended March 31
($ millions, except per boe amounts)	2018	2017	% Change
Interest expense	42.8	38.3	12
Per boe	2.66	2.45	9
In the three months ended March 31, 2018, interest expense per boe and interest expense increased 9 percent and 12 percent, respectively, compared to the same period in 2017, reflecting the Company's higher average debt balance and effective interest rate. The increase in average debt balance is largely due to the timing of the Company's development capital expenditures. The Company's effective interest rate in the three months ended March 31, 2018 increased to 4.37 percent from 4.26 percent in the same period in 2017. The increase relates to the increase in underlying market interest rates on floating rate debt.
Crescent Point actively manages interest rate exposure through a combination of interest rate swaps and a debt portfolio including short-term floating rate bank debt and long-term fixed rate senior guaranteed notes. At March 31, 2018, 51 percent of the Company's long-term debt, including the impact of CCS and the foreign exchange swap on its US dollar senior guaranteed notes, had fixed interest rates.
Exhibit 16
Foreign Exchange Gain (Loss)

	Three months ended March 31
($ millions)	2018	2017	% Change
Realized gain (loss)
CCS - US dollar long-term debt maturities and interest payments	(32.7)	2.3	(1,522)
US dollar long-term debt maturities	35.9	0.4	8,875
Other	(0.3)	0.8	(138)
Unrealized gain (loss)
Translation of US dollar long-term debt	(124.0)	22.9	(641)
Other	(0.1)	0.2	(150)
Foreign exchange gain (loss)	(121.2)	26.6	(556)
The Company has US dollar denominated debt, including LIBOR loans under its bank credit facilities and US dollar senior guaranteed notes. Concurrent with the drawdown of US$1.59 billion of LIBOR loans and the issuance of US$1.36 billion senior guaranteed notes, the Company entered into various CCS to hedge its foreign exchange exposure. Under the terms of the CCS, the US dollar amounts of the LIBOR loans and senior guaranteed notes were fixed for purposes of interest and principal repayments at notional amounts of $2.02 billion and $1.44 billion, respectively. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a foreign exchange swap which fixed the principal repayment at a notional amount of $32.2 million. The unrealized derivative gains and losses on the CCS and foreign exchange swap are recognized in derivative gains and losses. Refer to the Derivatives section in this MD&A for further information.

CRESCENT POINT ENERGY CORP.	12

The Company records unrealized foreign exchange gains or losses on the translation of the US dollar long-term debt and related accrued interest. During the three months ended March 31, 2018, the Company recorded an unrealized foreign exchange loss of $124.0 million on the translation of US dollar long-term debt and accrued interest compared to an unrealized gain of $22.9 million in the same period in 2017. The unrealized foreign exchange loss from the translation of US dollar long-term debt and accrued interest for the three months ended March 31, 2018 was attributable to a weaker Canadian dollar at March 31, 2018 as compared to December 31, 2017. The unrealized foreign exchange gain from the translation of US dollar long-term debt and accrued interest for the three months ended March 31, 2017 was attributable to a stronger Canadian dollar at March 31, 2017 as compared to December 31, 2016.
Share-based Compensation Expense

	Three months ended March 31
($ millions, except per boe amounts)	2018	2017	% Change
Share-based compensation costs	28.8	11.3	155
Capitalized	(3.5)	(2.5)	40
Share-based compensation expense	25.3	8.8	188
Per boe	1.58	0.56	182
During the three months ended March 31, 2018, the Company recorded share-based compensation costs of $28.8 million, an increase of 155 percent from the same period in 2017. The increase was primarily due to expenses associated with the Performance Share Unit ("PSU") Plan driven by the upwardly revised estimate of non-market performance conditions and improved total shareholder return performance relative to peers, partially offset by the decrease in expenses associated with the Restricted Share Bonus Plan.
During the three months ended March 31, 2018, the Company capitalized share-based compensation costs of $3.5 million, an increase of 40 percent from the same period in 2017. The increase was primarily due to the increase in expenses associated with incentive related awards, partially offset by the decrease in expenses associated with base compensation restricted shares.
Exhibit 17
Restricted Share Bonus Plan
The Company has a Restricted Share Bonus Plan pursuant to which the Company may grant restricted shares to directors, officers, employees and consultants. The restricted shares vest on terms up to three years from the grant date as determined by the Board of Directors. Restricted shares are settled upon vesting, at the Company's discretion, in common shares or cash.
Under the Restricted Share Bonus Plan at March 31, 2018, the Company was authorized to issue up to 9,367,368 common shares (March 31, 2017 - 13,768,235 common shares). The Company had 3,766,419 restricted shares outstanding at March 31, 2018 (March 31, 2017 - 3,857,060 restricted shares outstanding).
As of the date of this report, the Company had 3,884,596 restricted shares outstanding.
Performance Share Unit Plan
The Company has a PSU Plan for designated employees. The PSUs vest on terms up to three years from the grant date as determined by the Board of Directors. PSUs are settled in cash upon vesting based on the prevailing Crescent Point share price, accrued dividends and the performance multipliers. Based on underlying units prior to any effect of the performance multiplier, the Company had 4,546,516 PSUs outstanding at March 31, 2018 (March 31, 2017 - nil PSUs outstanding).
As of the date of this report, the Company had 4,546,516 PSUs outstanding based on underlying units prior to any effect of the performance multiplier.

CRESCENT POINT ENERGY CORP.	13

Deferred Share Unit Plan
The Company has a Deferred Share Unit (“DSU”) Plan for directors. Each DSU vests on the date of the grant, however, the settlement of the DSU occurs following a change of control or when the individual ceases to be a director of the Company. Deferred Share Units are settled in cash based on the prevailing Crescent Point share price. The Company had 238,559 DSUs outstanding at March 31, 2018 (March 31, 2017 - 209,014 DSUs outstanding).
As of the date of this report, the Company had 282,981 DSUs outstanding.
Stock Options
In January 2018, the Company adopted a Stock Option Plan for designated employees, pending shareholder approval. The Options have a maximum term of seven years and vest on terms as determined by the Board of Directors. Share-based compensation expense is determined based on the estimated fair value of the stock options on the date of the grant. The Company had 2,988,032 stock options outstanding at March 31, 2018 (March 31, 2017 - nil) that vest over a four year term.
As of the date of this report, the Company had 2,988,032 stock options outstanding.
Depletion, Depreciation and Amortization

	Three months ended March 31
($ millions, except per boe amounts)	2018	2017	% Change
Depletion and depreciation	344.0	342.9	—
Amortization of exploration and evaluation undeveloped land	38.8	31.0	25
Depletion, depreciation and amortization	382.8	373.9	2
Per boe	23.84	23.97	(1)
The Company's depletion, depreciation and amortization (“DD&A”) rate remained relatively consistent for the three months ended March 31, 2018 compared to the same period in 2017.
Exhibit 18
Other Loss
The Company recorded other loss of $10.3 million in the three months ended March 31, 2018, compared to $3.2 million in the same period in 2017. The other loss in the first quarter of 2018 was comprised primarily of unrealized losses on long-term investments. The other loss in the first quarter of 2017 was comprised of net unrealized losses on long-term investments.

CRESCENT POINT ENERGY CORP.	14

Taxes

	Three months ended March 31
($ millions)	2018	2017	% Change
Current tax expense	—	—	—
Deferred tax expense (recovery)	(42.0)	26.6	(258)
Current Tax Expense
In the three months ended March 31, 2018 and 2017, the Company recorded current tax expense of nil. Refer to the Company's December 31, 2017 Annual Information Form for information on the Company's expected tax horizon.
Deferred Tax Expense (Recovery)
In the three months ended March 31, 2018, the Company recorded a deferred tax recovery of $42.0 million compared to a deferred tax expense of $26.6 million in the same period in 2017. The deferred tax recovery was primarily due to the pre-tax loss recorded in the first quarter of 2018. The deferred tax expense in the first quarter of 2017 was primarily due to the pre-tax income recorded.
Cash Flow from Operating Activities, Adjusted Funds Flow from Operations, Net Income (Loss) and Adjusted Net Earnings from Operations

	Three months ended March 31
($ millions, except per share amounts)	2018	2017	% Change
Cash flow from operating activities	462.0	416.2	11

Adjusted funds flow from operations (1)	428.9	427.1	—

Net income (loss)	(90.7)	119.4	(176)
Net income (loss) per share - diluted	(0.17)	0.22	(177)

Adjusted net earnings from operations (1)	63.4	61.9	2
Adjusted net earnings from operations per share - diluted (1)	0.12	0.11	9

(1)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

Cash flow from operating activities increased 11 percent to $462.0 million in the three months ended March 31, 2018, compared to $416.2 million in the same period in 2017, due to the changes in adjusted funds flow from operations and fluctuations in working capital, transaction costs and decommissioning expenditures.
Exhibit 19
In the three months ended March 31, 2018, the Company reported adjusted funds flow from operations of $428.9 million, remaining relatively consistent compared to the same period in 2017. The slight increase was primarily the result of the increases in the Cdn$ WTI benchmark price and production volumes, partially offset by the realized hedging loss and the increases in royalties, cash-settled share-based compensation and operating expenses.

CRESCENT POINT ENERGY CORP.	15

Exhibit 20
The Company reported a net loss of $90.7 million in the three months ended March 31, 2018, compared to net income of $119.4 million in the same period in 2017, primarily as a result of the foreign exchange loss on long-term debt, unrealized derivative losses and the slight increase in depletion, depreciation and amortization expense, partially offset by the fluctuations in deferred taxes. In the three months ended March 31, 2018, the Company recorded net loss per share - diluted of $0.17 compared to net income per share - diluted of $0.22 in the same period in 2017, due to the same reasons discussed above.
Exhibit 21
The Company reported adjusted net earnings from operations of $63.4 million in the three months ended March 31, 2018 compared to $61.9 million in the same period in 2017, primarily as a result of the decrease in equity-settled share-based compensation and the increase in adjusted funds flow from operations, partially offset by the fluctuations in deferred taxes and the slight increase in depletion expense. Adjusted net earnings from operations per share - diluted for the three months ended March 31, 2018 increased 9 percent to $0.12 compared to the same period in 2017, primarily due to the same reasons discussed above.
As noted in the Derivatives section, the Company has not designated any of its risk management activities as accounting hedges under IFRS 9, Financial Instruments, and, accordingly, has recorded its derivatives at fair value with changes in fair value recorded in net income.
Crescent Point uses financial commodity derivatives, including swaps, collars and put options, to reduce the volatility of the selling price of its crude oil and natural gas production. This provides a measure of stability to the Company's cash flow and the ability to fund dividends over time. The Company's commodity derivatives portfolio can extend out over 3½ years from the current quarter.

CRESCENT POINT ENERGY CORP.	16

IFRS 9, Financial Instruments, gives guidelines for accounting for financial derivatives not designated as accounting hedges. Financial derivatives that have not settled during the current quarter are fair valued. The change in fair value from the previous quarter represents a gain or loss that is recorded in net income. As such, if benchmark oil and natural gas prices rise during the quarter, the Company records a loss based on the change in price multiplied by the volume of oil and natural gas hedged. If prices fall during the quarter, the Company records a gain. The prices used to record the actual gain or loss are subject to an adjustment for volatility and the resulting gain (asset) or loss (liability) is discounted to a present value using a risk free rate adjusted for counterparty credit risk.
Crescent Point's underlying physical reserves are not fair valued each quarter, hence no gain or loss associated with price changes is recorded; the Company realizes the benefit/detriment of any price increase/decrease in the period in which the physical sales occur.
The Company's financial results should be viewed with the understanding that the estimated future gain or loss on financial derivatives is recorded in the current period's results, while the estimated future value of the underlying physical sales is not.
Dividends
The following table provides a reconciliation of dividends:

	Three months ended March 31
($ millions, except per share amounts)	2018	2017	% Change
Accumulated dividends, beginning of period	7,408.6	7,210.9	3
Dividends declared to shareholders	49.6	49.4	—
Accumulated dividends, end of period	7,458.2	7,260.3	3

Accumulated dividends per share, beginning of period	31.80	31.44	1
Dividends declared to shareholders per share	0.09	0.09	—
Accumulated dividends per share, end of period	31.89	31.53	1
Dividends remained relatively consistent in the three months ended March 31, 2018 compared to the same period in 2017.
Exhibit 22

(1)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

Long-Term Investments
Public Companies
The Company holds common shares in publicly traded oil and gas companies. The investments are classified as financial assets at fair value through profit or loss and are fair valued each period with the resulting gain or loss recorded in net income. At March 31, 2018, the investments were recorded at a fair value of $65.0 million which was $2.6 million more than the original cost of the investments.
Private Company
The Company holds common shares in a private oil and gas company. The investment is classified as financial assets at fair value through profit or loss and is fair valued each period with the resulting gain or loss recorded in net income. At March 31, 2018, the investment was recorded at a fair value of $7.5 million which was $17.5 million less than the original cost of the investment.

CRESCENT POINT ENERGY CORP.	17

Other Long-Term Assets
At March 31, 2018, other long-term assets consist of $16.4 million related to the reclamation fund and $15.8 million of investment tax credits.
The reclamation fund decreased by $2.3 million during the first quarter of 2018 due to expenditures of $10.3 million, partially offset by $8.0 million of contributions. The expenditures related primarily to decommissioning work completed in Alberta, Saskatchewan and the United States.
Related Party Transactions
All related party transactions are recorded at the exchange amount.
During the three months ended March 31, 2018, Crescent Point recorded $4.8 million (March 31, 2017 - $3.4 million) of expenditures in the normal course of business to an oilfield services company of which a director of Crescent Point is a director and officer. The oilfield services company is one of only a few specialized service providers in their area of expertise with capacity and geographical presence to meet the Company’s needs. The service company was selected, along with a few other key vendors, to provide goods and services as part of a comprehensive and competitive request for proposal process with key factors of its success being the unique nature of proprietary products, the ability to service specific geographic regions, proven safety performance and/or competitive pricing.
Capital Expenditures

	Three months ended March 31
($ millions)	2018	2017	% Change
Capital acquisitions (dispositions), (net) (1)	(9.0)	137.5	(107)
Development capital expenditures	733.0	532.1	38
Capitalized administration (2)	12.9	10.0	29
Office equipment	1.8	0.6	200
Total	738.7	680.2	9

(1)	Capital acquisitions represent total consideration for the transactions including net debt and excludes transaction costs.

(2)	Capitalized administration excludes capitalized equity-settled share-based compensation.
Capital Acquisitions
Minor Property Acquisitions and Dispositions
In the three months ended March 31, 2018, the Company completed minor property acquisitions and dispositions including assets and associated liabilities held for sale at December 31, 2017 ($22.3 million net disposed property, plant and equipment ("PP&E"), including $5.0 million related to net disposed decommissioning liability, and $9.2 million net acquired exploration and evaluation ("E&E") assets). These minor property acquisitions and dispositions were completed with full tax pools and no working capital items.
Development Capital Expenditures
The Company's development capital expenditures in the three months ended March 31, 2018 were $733.0 million, compared to $532.1 million in the same period in 2017. In the three months ended March 31, 2018, 314 (260.6 net) wells were drilled with a success rate of 100 percent. The development capital for the three months ended March 31, 2018 included $80.2 million on facilities, land and seismic.
Crescent Point's revised capital expenditure guidance for 2018 is $1.78 billion, before net land and property acquisitions.
Goodwill
The Company's goodwill balance as at March 31, 2018 was $251.9 million which is unchanged from December 31, 2017. The goodwill balance is attributable to the corporate acquisitions completed during the period 2003 through 2012.
Other Current Liabilities
At March 31, 2018, other current liabilities consist of $19.2 million related to the current portion of long-term compensation liability, $3.4 million related to a lease inducement, $2.6 million related to the estimated unrecoverable portion of building leases and $31.9 million related to decommissioning liability.
Other Long-Term Liabilities
At March 31, 2018, other long-term liabilities consist of $10.2 million of long-term compensation liability related to share-based compensation, $39.1 million related to a lease inducement and $8.4 million related to the estimated unrecoverable portion of building leases. The Company's lease inducement is associated with the building lease for Crescent Point's corporate office. This non-cash liability is amortized on a straight-line basis over the term of the lease to June 2030.

CRESCENT POINT ENERGY CORP.	18

Decommissioning Liability
The decommissioning liability increased by $16.5 million during the first quarter of 2018 from $1.34 billion at December 31, 2017 to $1.36 billion at March 31, 2018. The increase relates to $15.9 million in respect of drilling, $7.6 million of accretion expense, $3.6 million related to foreign exchange, $0.1 million as a result of capital acquisitions and $0.1 million due to the revaluation of acquired liabilities, partially offset by $10.3 million for liabilities settled and $0.5 million as a result of capital dispositions.
Exhibit 23
Liquidity and Capital Resources

Capitalization Table ($ millions, except share, per share, ratio and percent amounts)	March 31, 2018	December 31, 2017
Net debt (1)	4,409.3	4,024.9
Shares outstanding	549,040,675	545,794,384
Market price at end of period (per share)	8.76	9.58
Market capitalization (1)	4,809.6	5,228.7
Enterprise value (1)	9,218.9	9,253.6
Net debt as a percentage of enterprise value	48	43
Adjusted funds flow from operations (1) (2)	1,730.6	1,728.8
Net debt to adjusted funds flow from operations (1)	2.5	2.3

(1)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

(2)	The sum of adjusted funds flow from operations for the trailing four quarters.
At March 31, 2018, Crescent Point's enterprise value was $9.22 billion and the Company was capitalized with 52 percent equity compared to $9.25 billion and 57 percent at December 31, 2017, respectively. The Company's net debt to adjusted funds flow from operations ratio at March 31, 2018 increased to 2.5 times compared to 2.3 times at December 31, 2017, largely due to the increase in net debt as a result of the timing of the Company's capital expenditures. Crescent Point's objective is to manage net debt to adjusted funds flow from operations to be well positioned to maximize shareholder return with long-term growth plus dividend income. The Company forecasts a reduction in net debt over the remainder of 2018 based on capital guidance and current strip prices.

CRESCENT POINT ENERGY CORP.	19

Exhibit 24

(1)	Includes cash of $14.7 million.

Exhibit 25

(1)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

(2)	The sum of adjusted funds flow from operations for the trailing four quarters.
The Company has combined credit facilities of $3.60 billion, including a $3.50 billion syndicated unsecured credit facility with fourteen banks and a $100.0 million unsecured operating credit facility with one Canadian chartered bank. The syndicated unsecured credit facility also includes an accordion feature that allows the Company to increase the facility by up to $500.0 million under certain conditions. The current maturity date of the syndicated unsecured credit facility and the unsecured operating credit facility is June 10, 2020. Both of these facilities constitute revolving credit facilities and are extendible annually. As at March 31, 2018, the Company had approximately $2.44 billion drawn on bank credit facilities, including $9.5 million outstanding pursuant to letters of credit, leaving unutilized borrowing capacity of approximately $1.17 billion including cash of $14.7 million.
The Company has private offerings of senior guaranteed notes raising total gross proceeds of US$1.39 billion and Cdn$197.0 million. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. Crescent Point entered into various CCS and foreign exchange swaps to hedge its foreign exchange exposure on its US dollar long-term debt.
On April 11, 2018, the Company closed a private offering of senior guaranteed notes raising gross proceeds of US$143.5 million and Cdn$80.0 million. These notes are unsecured with terms of maturity from 5 to 7 years.

CRESCENT POINT ENERGY CORP.	20

The Company is in compliance with all debt covenants at March 31, 2018 which are listed in the table below:

Covenant Description	Maximum Ratio	March 31, 2018
Senior debt to adjusted EBITDA (1) (2)	3.5	2.3
Total debt to adjusted EBITDA (1) (3)	4.0	2.3
Senior debt to capital (2) (4)	0.55	0.33

(1)
Adjusted EBITDA is calculated as earnings before interest, taxes, depletion, depreciation, amortization and impairment, adjusted for certain non-cash items. Adjusted EBITDA is calculated on a trailing twelve month basis adjusted for material acquisitions and dispositions.

(2)	Senior debt is calculated as the sum of amounts drawn on the combined facilities, outstanding letters of credit and the principal amount of the senior guaranteed notes.

(3)	Total debt is calculated as the sum of senior debt plus subordinated debt. Crescent Point does not have any subordinated debt.

(4)	Capital is calculated as the sum of senior debt and shareholder's equity and excludes the effect of unrealized derivative gains or losses.
Crescent Point's revised capital expenditure guidance for 2018 is $1.78 billion, before net land and property acquisitions, with average 2018 production forecast at 183,500 boe/d.
The Company expects to finance its working capital deficiency and its ongoing working capital requirements through cash, adjusted funds flow from operations and its bank credit facilities.
Crescent Point's management believes that with the high quality reserve base and development inventory, solid hedging program and significant liquidity and financial flexibility, the Company is well positioned to execute its business strategy. The Company remains committed to maintaining a strong financial position while continuing to maximize shareholder return through its total return strategy of long-term growth plus dividend income.
Shareholders' Equity
At March 31, 2018, Crescent Point had 549.0 million common shares issued and outstanding compared to 545.8 million common shares at December 31, 2017. The increase of 3.2 million shares relates to shares issued pursuant to the Restricted Share Bonus Plan.
As of the date of this report, the Company had 549,282,124 common shares outstanding.
Critical Accounting Estimates
There have been no changes in Crescent Point's critical accounting estimates in the three months ended March 31, 2018. Further information on the Company's critical accounting policies and estimates can be found in the notes to the annual consolidated financial statements and MD&A for the year ended December 31, 2017.
Changes in Accounting Policies
In the current accounting period, the Company adopted the following changes to IFRS:

•
IFRS 9 Financial Instruments - IFRS 9 was amended in July 2014 to include guidance to assess and recognize impairment losses on financial assets based on an expected loss model. The adoption of this amendment did not have a material impact on the valuation of its financial assets.

•
IFRS 15 Revenue from Contracts with Customers - The Company reviewed contracts with customers for its major revenue streams and concluded that the adoption of IFRS 15 did not have a material impact on the consolidated financial statements. The adoption of IFRS required the Company to expand its disclosures in the notes to the consolidated financial statements, including the disaggregation of revenue streams by product type.

In future accounting periods, the Company will adopt the following IFRS:

•
IFRS 16 Leases - IFRS 16 was issued January 2016 and replaces IAS 17 Leases and IFRIC 4 Determining Whether an Arrangement Contains a Lease. The standard introduces a single lessee accounting model for leases with required recognition of assets and liabilities for most leases, where the Company is acting as a lessee. The adoption of IFRS 16 for lessees eliminates the dual classification model of leases as either operating leases or finance leases, effectively treating almost all leases as finance leases. Certain short-term leases (less than 12 months) and leases of low-value assets are exempt from recognition and will continue to be treated as operating leases. There is no significant impact from the adoption of IFRS 16 for lessors as the dual classification model of leases and the accounting for lessors remains virtually unchanged. The standard is effective for fiscal years beginning on or after January 1, 2019 with early adoption permitted if the Company is also applying IFRS 15. The standard is required to be adopted either retrospectively or using a modified retrospective approach. IFRS 16 will be adopted by the Company on January 1, 2019 and the Company is currently assessing the standard including identifying and reviewing contracts that are impacted. The Company expects that the standard will have a material impact on the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	21

Summary of Quarterly Results

	2018	2017					2016
($ millions, except per share amounts)	Q1	Q4	Q3	Q2		Q1	Q4	Q3	Q2
Oil and gas sales	935.2	916.2	767.0	813.8		806.9	749.1	645.9	645.9

Average daily production
Crude oil (bbls/d)	141,312	140,544	139,254	140,878		139,303	130,386	125,713	132,730
NGLs (bbls/d)	18,775	19,437	18,811	17,658		17,061	18,083	17,750	16,870
Natural gas (mcf/d)	109,983	113,963	108,021	102,471		101,791	99,765	102,883	105,709
Total (boe/d)	178,418	178,975	176,069	175,615		173,329	165,097	160,610	167,218

Net income (loss)	(90.7)	(56.4)	(270.6)	83.6		119.4	(510.6)	(108.5)	(226.1)
Net income (loss) per share	(0.17)	(0.10)	(0.50)	0.15		0.22	(0.94)	(0.21)	(0.45)
Net income (loss) per share – diluted	(0.17)	(0.10)	(0.50)	0.15		0.22	(0.94)	(0.21)	(0.45)

Adjusted net earnings (loss) from operations (1)	63.4	(35.1)	33.7	39.5		61.9	100.6	(22.0)	15.1
Adjusted net earnings (loss) from operations per share (1)	0.12	(0.06)	0.06	0.07	0.06	0.11	0.19	(0.04)	0.03
Adjusted net earnings (loss) from operations per share – diluted (1)	0.12	(0.06)	0.06	0.07		0.11	0.18	(0.04)	0.03

Cash flow from operating activities	462.0	449.6	437.0	415.9		416.2	438.5	330.2	427.5

Adjusted funds flow from operations (1)	428.9	494.7	389.0	418.0		427.1	422.0	368.1	404.4

Adjusted working capital (deficiency) (2)	(339.8)	(133.3)	(259.1)	(171.6)		(202.0)	(277.0)	(197.3)	(159.0)
Total assets	16,481.6	16,005.3	15,945.1	16,419.2		16,568.8	16,163.6	16,771.9	16,610.9
Total liabilities	7,374.7	6,842.4	6,696.7	6,777.0		6,910.7	6,572.4	6,679.1	7,043.0
Net debt (1)	4,409.3	4,024.9	4,135.9	3,966.7		3,987.7	3,677.1	3,620.3	4,041.9
Total long-term derivative liability	17.4	16.6	8.8	—		—	3.0	2.7	3.8

Weighted average shares – diluted (millions)	548.4	546.9	546.2	546.1		546.2	544.5	514.0	509.1

Capital expenditures (3)	738.7	334.2	503.8	338.3		680.2	429.8	542.3	88.9

Dividends declared	49.6	49.5	49.4	49.4		49.4	49.2	47.2	46.0
Dividends declared per share	0.09	0.09	0.09	0.09		0.09	0.09	0.09	0.09

(1)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

(2)
Adjusted working capital deficiency is calculated as accounts payable and accrued liabilities, dividends payable and long-term compensation liability, less cash, accounts receivable, prepaids and deposits and long-term investments.

(3)
Capital expenditures exclude capitalized share-based compensation and include capital acquisitions. Capital acquisitions represent total consideration for the transactions including long-term debt and working capital assumed, and excludes transaction costs.

Over the past eight quarters, the Company's oil and gas sales have fluctuated due to changes in production, movement in the Cdn$ WTI benchmark price and fluctuations in corporate oil price differentials. The Company's production has fluctuated due to its successful capital development program, several business combinations, non-core dispositions and natural declines.
Net income has fluctuated primarily due to changes in adjusted funds flow from operations, unrealized derivative gains and losses, which fluctuate with the changes in forward market prices, net impairments to PP&E recorded in the third quarter of 2017 and fourth quarter of 2016 and net recovery of PP&E recorded in the fourth quarter of 2017, along with associated fluctuations in the deferred tax expense (recovery).
Adjusted net earnings from operations has fluctuated over the past eight quarters primarily due to changes in adjusted funds flow from operations, depletion and share-based compensation expense along with associated fluctuations in the deferred tax expense (recovery).
Capital expenditures fluctuated through this period as a result of timing of acquisitions, non-core dispositions and the Company's capital development program. Cash flow from operating activities and adjusted funds flow from operations throughout the last eight quarters has allowed the Company to pay monthly dividends.

CRESCENT POINT ENERGY CORP.	22

Internal Control Update
Crescent Point is required to comply with Multilateral Instrument 52-109 Certification of Disclosure on Issuers' Annual and Interim
Filings. The certificate requires that Crescent Point disclose in the interim MD&A any weaknesses in Crescent Point's internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect
Crescent Point's internal controls over financial reporting. Crescent Point confirms that no such weaknesses were identified in the Company's internal controls over financial reporting during the first quarter of 2018.
Outlook
Crescent Point's guidance for 2018 is as follows:

Production	Prior	Revised
Total average annual production (boe/d)	183,500	183,500
% Oil and NGLs	90%	90%
Exit production (boe/d)	195,000	195,000
Capital expenditures (1)
Drilling and development ($ millions)	1,610.0	1,595.0
Facilities and seismic ($ millions)	190.0	180.0
Total ($ millions)	1,800.0	1,775.0

(1)	The projection of capital expenditures excludes property and land acquisitions, which are separately considered and evaluated.
Additional information relating to Crescent Point, including the Company's December 31, 2017 Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

CRESCENT POINT ENERGY CORP.	23

Non-GAAP Financial Measures
Throughout this MD&A, the Company uses the terms "netback", “adjusted funds flow from operations”, “adjusted net earnings from operations”, “adjusted net earnings from operations per share”, “adjusted net earnings from operations per share - diluted”, "payout ratio", “net debt”, “net debt to adjusted funds flow from operations”, “market capitalization” and “enterprise value”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.
Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is a common metric used in the oil and gas industry and is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis. The calculation of netback is shown in the Results of Operations section in this MD&A.
Adjusted funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Transaction costs are excluded as they vary based on the Company's acquisition and disposition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are excluded as the Company has a voluntary reclamation fund to fund decommissioning costs. Management utilizes adjusted funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Adjusted funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS. The Company previously referred to adjusted funds flow from operations as "funds flow from operations".
The following table reconciles cash flow from operating activities to adjusted funds flow from operations:

	Three months ended March 31
($ millions)	2018	2017	% Change
Cash flow from operating activities	462.0	416.2	11
Changes in non-cash working capital	(44.1)	1.6	(2,856)
Transaction costs	0.7	0.5	40
Decommissioning expenditures	10.3	8.8	17
Adjusted funds flow from operations	428.9	427.1	—
Adjusted net earnings from operations is calculated based on net income before amortization of E&E undeveloped land, impairment or impairment recoveries on PP&E, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments and gains or losses on capital acquisitions and dispositions. Adjusted net earnings from operations per share and adjusted net earnings from operations per share - diluted are calculated as adjusted net earnings from operations divided by the number of weighted average basic and diluted shares outstanding, respectively. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles net income to adjusted net earnings from operations:

	Three months ended March 31
($ millions)	2018	2017	% Change
Net income (loss)	(90.7)	119.4	(176)
Amortization of E&E undeveloped land	38.8	31.0	25
Unrealized derivative (gains) losses	35.0	(89.1)	(139)
Unrealized foreign exchange (gain) loss on translation of hedged US dollar long-term debt	124.0	(22.9)	(641)
Unrealized loss on long-term investments	11.8	3.2	269
Gain on capital dispositions	(0.9)	—	—
Deferred tax relating to adjustments	(54.6)	20.3	(369)
Adjusted net earnings from operations	63.4	61.9	2
Payout ratio is calculated on a percentage basis as dividends declared divided by adjusted funds flow from operations. Payout ratio is used by management to monitor the dividend policy and the amount of adjusted funds flow from operations retained by the Company for capital reinvestment.
Net debt is calculated as long-term debt plus accounts payable and accrued liabilities, dividends payable and long-term compensation liability, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the unrealized foreign exchange on translation of US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.

CRESCENT POINT ENERGY CORP.	24

The following table reconciles long-term debt to net debt:

($ millions)	March 31, 2018	December 31, 2017	% Change
Long-term debt (1)	4,412.9	4,111.0	7
Accounts payable and accrued liabilities	773.2	613.3	26
Dividends payable	16.9	16.8	1
Long-term compensation liability (2)	29.4	22.9	28
Cash	(14.7)	(62.4)	(76)
Accounts receivable	(382.5)	(380.2)	1
Prepaids and deposits	(10.0)	(4.5)	122
Long-term investments	(72.5)	(72.6)	—
Excludes:
Unrealized foreign exchange on translation of US dollar long-term debt	(343.4)	(219.4)	57
Net debt	4,409.3	4,024.9	10

(1)	Includes current portion of long-term debt.

(2)	Includes current portion of long-term compensation liability.
Net debt to adjusted funds flow from operations is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters. The ratio of net debt to adjusted funds flow from operations is used by management to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.
Market capitalization is calculated by applying the period end closing share trading price to the number of shares outstanding. Market capitalization is an indication of enterprise value. Refer to the Liquidity and Capital Resources section in this MD&A for further information.
Enterprise value is calculated as market capitalization plus net debt. Management uses enterprise value to assess the valuation of the Company. Refer to the Liquidity and Capital Resources section in this MD&A for further information.
Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

CRESCENT POINT ENERGY CORP.	25

Forward-Looking Information
Certain statements contained in this management's discussion and analysis constitute forward-looking statements and are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. By its nature, such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements are effective only as of the date of this report. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law.
Any “financial outlook” or “future oriented financial information” in this management’s discussion and analysis, as defined by applicable securities legislation, has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.
Certain statements contained in this report, including statements related to Crescent Point's capital expenditures, projected asset growth, view and outlook toward future commodity prices, drilling activity and statements that contain words such as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well positioned” and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation. The material assumptions and factors in making these forward-looking statements are disclosed in this MD&A under the headings "Derivatives", “Liquidity and Capital Resources”, “Changes in Accounting Policies” and “Outlook”.
In particular, forward-looking statements include:

● Crescent Point's objective to manage net debt to adjusted funds flow from operations to be well positioned to maximize shareholder return with long-term growth plus dividend income;
● Crescent Point's approach to proactively manage the risk exposure inherent in movements in the price of crude oil, natural gas and power, fluctuations in the US/Cdn dollar exchange rate and interest rates movements through the use of derivatives with investment-grade counterparties;
● Crescent Point's use of financial commodity derivatives to reduce the volatility of the selling price of its crude oil and natural gas production and how this provides a measure of stability to cash flow and the ability to fund dividends;
● Crescent Point's budgeted capital program and average production forecast;

● Crescent Point's forecast reduction in net debt over the remainder of 2018;
● Crescent Point’s 2018 production and capital expenditure guidance;
● Management's belief that the Company is well positioned to execute its business strategy;
● The Company's commitment to maintain a strong financial position while continuing to maximize shareholder return through its total return strategy of long-term growth plus dividend income;
● How the Company expects to finance its working capital deficiency and ongoing working capital requirements; and
● Expected adoption of new accounting policies.

This information contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Crescent Point's control. Such risks and uncertainties include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on tribal lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of the Company. Therefore, Crescent Point's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and if such actual results, performance or achievements transpire or occur, or if any of them do so, there can be no certainty as to what benefits or detriments Crescent Point will derive therefrom.
Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of oil, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

CRESCENT POINT ENERGY CORP.	26

There are significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the United States Securities and Exchange Commission (“SEC”) requirements and NI 51-101. The SEC requires disclosure of net reserves, after royalties, using trailing 12-month average prices and current costs; whereas NI 51-101 requires Company gross reserves, before royalties, using forecast pricing and costs. Therefore the difference between the reported numbers under the two disclosure standards can be material.

CRESCENT POINT ENERGY CORP.	27

Directors
Peter Bannister, Chairman (3) (4)
Rene Amirault (4)
Laura Cillis (1) (2)
Hugh Gillard (5)
Ted Goldthorpe (1) (5)
Robert Heinemann (2) (3) (4)
Mike Jackson (1) (2)
Barbara Munroe (2) (5)
Gerald Romanzin (1) (3)
Scott Saxberg (4)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Environmental, Health & Safety Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
Officers
Scott Saxberg
President and Chief Executive Officer
Ken Lamont
Chief Financial Officer
Neil Smith
Chief Operating Officer
Derek Christie
Senior Vice President, Exploration and Geosciences
Tamara MacDonald
Senior Vice President, Corporate and Business Development
Brad Borggard
Vice President, Corporate Planning and Investor Relations
Mark Eade
Vice President, General Counsel and Corporate Secretary
Ryan Gritzfeldt
Vice President, Marketing and Innovation
Steve Toews
Vice President, Engineering and Operations
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
GLJ Petroleum Consultants Ltd.
Calgary, Alberta
Sproule Associates Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Scott Saxberg
President and Chief Executive Officer
(403) 693-0020
Ken Lamont
Chief Financial Officer
(403) 693-0020
Brad Borggard
Vice President, Corporate Planning and Investor Relations
(403) 693-0020

CRESCENT POINT ENERGY CORP.	28